Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement (No. 333-178833) on Form N-1A of Persimmon Long/Short Fund, a series of the Northern Lights Fund Trust III, of our report dated November 26, 2013, relating to our audit of the financial statements and financial highlights which appear in the Annual Report on Form N-CSR of Persimmon Long/Short Fund, a series of the Northern Lights Fund Trust III, for the period from December 31, 2012 (commencement of operations) through September 30, 2013.

We also consent to the references to our firm under the captions "Independent Registered Public Accounting Firm" and “Policies and Procedures for Disclosure of Portfolio Holdings” appearing in the Statement of Additional Information and "Consolidated Financial Highlights" appearing in the Prospectus, which are part of this Registration Statement.

/s/ EisnerAmper LLP

Jenkintown, Pennsylvania

January 24, 2014